Exhibit 1.4

JUST ENERGY GROUP INC.

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 17, 2020 a special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) and the preferred shares (the “Preferred Shares”) of Just Energy Group Inc. (“Just Energy” or the “Corporation”) will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9, on August 25, 2020 at 12:00 p.m. (Toronto time) to, among other things:

1.	consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Shareholders’ Arrangement Resolution”), the full text of which is set out in Appendix C to the accompanying management proxy circular dated July 17, 2020 (the “Proxy Circular”), of the holders of Preferred Shares and Common Shares, voting together as one class, approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Proxy Circular; and

2.	transact such further and other business as may properly come before the Shareholders’ Meeting or the reconvening of any adjournment or postponement thereof.

Just Energy reserves the right, in its sole discretion, to withdraw the Shareholders’ Arrangement Resolution from being put before the Shareholders’ Meeting.

Additional information on the above matters can be found in the Proxy Circular.

The record date for entitlement to notice of the Shareholders’ Meeting is July 23, 2020 (the “Record Date”). At the Shareholders’ Meeting, each Shareholder as of the Record Date will have one vote for each Preferred Share and Common Share held as at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting at two or more persons entitled to vote at the Shareholders’ Meeting present in person or represented by proxy.

The Proxy Circular, this notice (“Notice”), and, as applicable, the form of Shareholder proxy, the form of Shareholder voting instruction form and a letter of transmittal (collectively, the “Shareholder Meeting Package”) are being mailed to Shareholders of record as at the Record Date and, with the exception of the voting instruction form, are available online under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders are reminded to review the Shareholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Common Shares.

All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or voting instruction form, as applicable, using one of the available methods. In order to be effective, proxies and voting instruction forms must be received by the Corporation’s transfer agent, prior to 12:00 p.m. (Toronto time) on August 21, 2020.

Registered holders of Preferred Shares and Common Shares can submit their proxy (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (ii) by facsimile to 1-416-263-9524 or 1-866-249-7775 (on any such facsimile, please write “To the Toronto office of Computershare, Attention: Proxy Department”). If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. If you receive more than one proxy form because you own Preferred Shares or Common Shares registered in different names or addresses, each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Shareholders’ Meeting at his sole discretion without notice.

If you receive these materials through an Intermediary, please complete and sign the materials in accordance with the instructions provided to you by such Intermediary.

Registered holders of Preferred Shares and Common Shares may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy accompanying the Proxy Circular nominates Scott Gahn, Jonah Davids or William Weld, and each one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

Subject to any further order of the Court, the vote required to pass the Shareholders’ Arrangement Resolution is at least two-thirds (66⅔%) of the votes cast by the holders of Preferred Shares and Common Shares, voting as a single class, present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution.

The TSX regulates the issuance of listed securities, such as the issuance of new shares by the Corporation. The TSX may require securityholder approval in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the market price of the listed securities; and (iii) where the price per listed security will be lower than the discount to the market price permitted by the TSX. By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Common Shares pursuant to the Plan, including the New Equity Subscription Offering, the Additional Subscription Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which (i) may materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per share that is lower than the discount to the market price permitted by the TSX. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Initial Backstoppers do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.

The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Just Energy’s Senior Unsecured Debt and Convertible Debentures (each as defined in the Proxy Circular) at separate meetings, other approvals as may be required by the Court and the Toronto Stock Exchange, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (Toronto time) on September 2, 2020 (or at such other time or by such other means as directed by the Court). Pursuant to the Interim Order, Just Energy may seek Court approval of the Arrangement whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting and notwithstanding whether the Shareholders’ Meeting is held.

DATED at Toronto, Ontario this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.
By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer